Exhibit 99.1

Management’s Discussion and Analysis

For the period ended March 31, 2011

Dated May 4, 2011

All Canadian publicly accountable profit-oriented enterprises with fiscal years commencing in 2011 are now required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”). The first quarter of 2011 marks the first time Sun Life Financial Inc.(1) has prepared its quarterly unaudited results on an IFRS basis. As required, the comparative 2010 financial statements have been prepared in accordance with IFRS.

We use operating net income as a key metric in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income and other financial information based on operating net income, such as operating earnings per share and operating return on equity, are non-IFRS financial measures. We believe that operating net income provides information useful to investors in understanding the Company’s performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; and (iii) other items that are non-operational or ongoing in nature.

Additional information on the impact of IFRS and operating net income can be found in this document under the headings “Adoption of International Financial Reporting Standards” and “Use of Non-IFRS Financial Measures”, our consolidated annual and interim financial statements and accompanying notes (“Consolidated Financial Statements”) and our April 26, 2011 press release “Sun Life Financial Provides Supplementary IFRS Disclosure”.

Earnings and Profitability

Effective January 1, 2011 our financial statements are prepared in accordance with IFRS. Additional information about the Company can be found in our Consolidated Financial Statements, annual and interim management’s discussion and analysis (“MD&A”) and annual information form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended March 31, 2011. All earnings per share (“EPS”) measures in this document refer to fully diluted EPS, unless otherwise stated.

(1)	Together with its subsidiaries and joint ventures, collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our” and “us”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	3

Financial Summary

($ millions, unless otherwise noted)	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Net income (loss)
SLF Canada	250	181	246	131	232
SLF U.S.	180	294	18	(127)	121
MFS	62	57	55	47	49
SLF Asia	44	28	36	24	4
Corporate(1)	(64)	(75)	48	80	28
Operating net income	472	485	403	155	434
Items excluded from operating net income:
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(9)	43	37	(71)	1
Fair value adjustments on share-based payment awards at MFS	(25)	(24)	(24)	(12)	(21)
Reported net income	438	504	416	72	414
Diluted EPS ($)
Operating	0.79	0.81	0.68	0.27	0.74
Reported	0.73	0.84	0.70	0.13	0.70
Basic EPS ($)
Operating	0.82	0.85	0.71	0.27	0.77
Reported	0.76	0.88	0.73	0.13	0.73
Return on equity (%)
Operating	13.5%	13.9%	11.6%	4.7%	13.0%
Reported	12.5%	14.4%	12.0%	2.1%	12.4%
Avg. diluted common shares outstanding (millions)	617.4	618.0	610.2	568.4	607.7
Closing common shares outstanding (millions)	578.1	574.3	571.9	569.2	566.8
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36
MCCSR ratio(2)	229%	228%	208%	210%	210%
Premiums, deposits and fund sales
Premium revenue	2,434	3,543	3,431	3,323	3,473
Premium equivalents and admin. services only	1,168	1,174	958	1,130	1,008
Segregated fund deposits	2,566	2,699	2,389	2,416	2,737
Mutual fund sales	7,917	6,834	7,022	7,129	7,483
Managed fund sales	5,993	10,648	5,331	6,941	6,721
Total premiums, deposits and fund sales	20,078	24,898	19,131	20,939	21,422
Assets under management (AUM)(3)
General fund assets	120,971	122,301	127,024	126,446	120,815
Investments for account of segregated fund holders	89,513	87,946	84,585	79,523	81,129
Mutual funds, managed funds and other AUM	258,912	254,478	243,678	228,686	233,434
Total AUM	469,396	464,725	455,287	434,655	435,378
Capital
Subordinated debt and other capital(4)	4,383	4,385	4,690	4,695	4,687
Participating policyholders’ equity	117	115	113	113	103
Total shareholders’ equity	16,040	15,932	15,973	15,651	14,999
Total capital	20,540	20,432	20,776	20,459	19,789
(1)	For periods prior to the first quarter of 2011, Corporate includes results from our life reinsurance operations that were sold on December 31, 2010.
(2)	Represents the MCCSR ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”). 2010 ratios appear as reported under Canadian GAAP.
(3)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. For additional information, see the section under the heading Non-IFRS Financial Measures.
(4)

Other capital refers to Sun Life ExchangEable Capital Securities (“SLEECS”), which qualify as capital for Canadian regulatory purposes. Additional information is available in the section Capital and Liquidity Management under the heading Capital.

4	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Our operating net income was $472 million for the quarter ended March 31, 2011. Operating net income in the first quarter of 2011 reflected continued growth in assets under management, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment. Overall, credit experience was consistent with our best estimate assumptions and had an immaterial impact on our results in the first quarter.

The following table summarizes key economic impacts on our results in the first quarter of 2011.

($ millions, after-tax)	Q1’11
Economic impacts(1)
Net gains from increases in the fair value of real estate	46
Net equity market impact	35
Net interest rate impact	6
Currency impact	(14)
(1)

Net equity market impact includes changes in equity markets, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Our key equity benchmarks include the S&P 500 and the S&P/TSX Composite Index and TSX 60. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. The impact of currency represents the year-over-year impact of changes in average exchange rates on net income of foreign operations translated to Canadian dollars for reporting purposes.

Operating net income in the first quarter of 2010 reflected the impact of favourable interest rate movements and positive equity market performance in the Company’s North American businesses, and the favourable impact of investment activity on insurance contract liabilities in SLF Canada. These improvements were partially offset by higher levels of new business strain in SLF U.S. and SLF Asia.

Operating return on equity (“ROE”) for the first quarter of 2011 was 13.5%, compared to 13.0% in the first quarter of 2010. The increase in operating ROE was primarily the result of higher earnings, which increased to $0.79 per share in the first quarter of 2011 from $0.74 per share in the first quarter of 2010. Operating earnings per share were reduced by $0.03 in both the current and comparative period from the dilutive impact of convertible securities.

Reported net income was $438 million in the first quarter of 2011, compared to $414 million in the first quarter of 2010. The impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS reduced reported net income by $34 million in the first quarter of 2011, compared to a reduction of $20 million in the first quarter of 2010. Reported ROE was 12.5% compared with 12.4% for the first quarter of 2010.

Performance by Business Group

We manage our operations and report our results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial U.S. (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. Additional information concerning these segments is included in Note 5 to our Consolidated Financial Statements for the period ended March 31, 2011. Financial information concerning SLF U.S. and MFS is presented below in Canadian and U.S. dollars to facilitate the analysis of underlying business trends.

SLF Canada

	Quarterly results
($ millions)	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1)
Individual Insurance & Investments	127	79	136	28	136
Group Benefits	66	63	81	66	48
Group Wealth	57	39	29	37	48
Total operating net income	250	181	246	131	232
Common shareholders’ net income	241	224	283	60	233
(1)

Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and is a non-IFRS financial measure. Reconciliations of operating net income by business unit are included in our supplementary information package, which is available in the Investor Relations section of our corporate website at www. sunlife.com.

Q1 2011 vs. Q1 2010

SLF Canada had net income of $241 million in the first quarter of 2011 compared to $233 million in the first quarter of 2010. The impact of certain hedges that do not qualify for hedge accounting reduced net income by $9 million in the first quarter of 2011, compared to a $1 million increase in the first quarter of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	5

Operating net income was $250 million for the three months ended March 31, 2011, compared to $232 million for the same period a year ago. Operating net income in the first quarter of 2011 reflected gains from increases in the value of real estate properties, the favourable impact of investment activity on insurance contract liabilities, improved equity markets, and favourable mortality and morbidity experience. This was partially offset by the unfavourable impact of movements in interest rates and swap yields. Real estate gains, which are fair valued under IFRS, were driven primarily by lower capitalization rates, lower vacancy levels and increases in expected growth of rental rates.

Operating net income in the first quarter of 2010 reflected improvements in equity markets, the favourable impact of investment activity on insurance contract liabilities, and favourable interest rate movements. These favourable impacts were partially offset by unfavourable morbidity experience.

In the first quarter of 2011, sales of Individual life and health insurance increased by 21% compared to first quarter 2010 due to continued success of the Sun Par product launched in the second quarter of 2010. Sales of Individual fixed interest products, including accumulation annuities, GICs and payout annuities, increased 7% from the same period a year ago to $344 million. Group Benefits sales were up 14% from the first quarter of 2010 to $142 million, primarily due to growth in the small to medium-sized case markets. In Group Wealth, Group Retirement Services sales were down 59% primarily due to lower market activity. However, pension rollover sales increased by 29% to $295 million, with a four-quarter average retention rate of 52%.

SLF U.S.

	Quarterly results
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1) (loss) (US$ millions)
Annuities	78	125	154	(84)	86
Individual Insurance	62	126	(171)	(51)	4
Employee Benefits Group	44	40	33	14	28
Total operating net income (US$ millions)	184	291	16	(121)	118
Total operating net income (C$ millions)	180	294	18	(127)	121
Common shareholders’ net income (US$ millions)	184	291	16	(121)	118
Common shareholders’ net income (C$ millions)	180	294	18	(127)	121
(1)	There have been no items that have given rise to differences between reported and operating net income in the past five quarters.

Q1 2011 vs. Q1 2010

SLF U.S. had net income of C$180 million in the first quarter of 2011 compared to net income of C$121 million in the first quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the first quarter of 2010 decreased the reported net income in SLF U.S. by C$10 million.

Net income in the first quarter of 2011 was US$184 million compared to net income of US$118 million in the first quarter of 2010. Results in the first quarter of 2011 reflected the favourable impact of increased interest rates as well as favourable insurance claims experience.

Net income in the first quarter of 2010 was US$118 million reflecting the favourable impact of equity market and interest rate movements as well as changes in the fair value of investment cotnracts(2), which were partially offset by higher new business strain from increased sales of universal life insurance, and unfavourable mortality experience.

Employee Benefits Group sales in the first quarter of 2011 increased 3% compared to the same period a year ago, as increases in disability and stop loss sales were partially offset by lower dental sales. Individual Insurance sales were down 49% reflecting our decision to exit the no-lapse guarantee (“NLG”) market. Excluding NLG, sales in Individual Insurance increased by 9% over the prior year. Variable annuity sales in the first quarter of 2011 increased 8% compared to the same period a year ago, as higher offshore sales activity offset lower sales of domestic annuities.

(2)

A significant proportion of our investment contract liabilities relates to medium-term notes. Under IFRS, these liabilities classified as investment contracts are no longer valued using the Canadian Asset Liability Method (“CALM”). Instead, both the liabilities and the supporting assets on these contracts are fair valued, with the difference between the asset and liability movement reflected in net income.

6	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

MFS Investment Management

	Quarterly results
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1) (US$ millions)	63	56	53	46	47
Operating net income(1) (C$ millions)	62	57	55	47	49
Common shareholders’ net income (US$ millions)	37	32	30	34	27
Common shareholders’ net income (C$ millions)	37	33	31	35	28
Pre-tax operating profit margin ratio(2)	33%	31%	31%	29%	30%
Average net assets (US$ billions)	228	214	195	191	189
Assets under management (US$ billions)(2)	232	222	204	183	195
Net sales (US$ billions)	2.1	5.1	2.3	3.7	3.1
Asset appreciation (depreciation) (US$ billions)	7.9	13.0	18.4	(15.9)	4.8
S&P 500 Index (daily average)	1,302	1,205	1,094	1,134	1,121
(1)	Operating net income excludes fair value adjustments on share-based payment awards at MFS, and is a non-IFRS financial measure.
(2)	Pre-tax operating profit margin ratio and assets under management are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

Q1 2011 vs. Q1 2010

Reported net income was C$37 million for the first quarter of 2011, compared to C$28 million for the same period one year ago. The impact of fair value adjustments on share-based payment awards at MFS reduced net income by C$25 million in the first quarter of 2011, compared to a reduction of C$21 million in the first quarter of 2010.

MFS had operating net income of C$62 million in the first quarter of 2011 compared to operating net income of C$49 million in the first quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the first quarter of 2010 decreased operating net income for MFS by C$3 million.

In U.S. dollars, operating net income in the first quarter of 2011 was US$63 million compared to operating net income of US$47 million in the first quarter of 2010. The increase in operating net income from the first quarter of 2010 was primarily due to higher net average assets, which increased to US$228 billion in the first quarter of 2011 from US$189 billion in the first quarter of 2010 as a result of strong performance in financial markets and net inflows of US$13.2 billion over the past twelve months. MFS’s pre-tax operating profit margin ratio increased to 33% in the first quarter of 2011 from 30% one year ago.

Total assets under management at March 31, 2011, were a record US$232 billion compared to US$222 billion at December 31, 2010. The increase of US$10 billion was driven by asset appreciation of US$7.9 billion and net sales of US$2.1 billion.

MFS was recently awarded the 2011 Lipper Fund Award for Best Overall Large Company, ranking first out of 46 fund firms in the U.S. MFS won the award based on the firm’s consistently strong risk-adjusted performance across asset classes for the three-year period from January 1, 2008, through December 31, 2010.

SLF Asia

	Quarterly results
($ millions)	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1)	44	28	36	24	4
Common shareholders’ net income	44	28	36	24	4
(1)	There have been no items that have given rise to differences between reported and operating net income in the past five quarters.

Q1 2011 vs. Q1 2010

First quarter earnings for SLF Asia were $44 million compared to earnings of $4 million in the first quarter of 2010. Net income in the first quarter of 2011 reflected the favourable impact of investment gains in the Philippines and reduced levels of new business strain from lower sales in India and Hong Kong. Net income in the first quarter of 2010 reflected losses in India due to higher levels of new business strain associated with higher sales levels and lower earnings in Hong Kong from unfavourable morbidity experience and higher levels of new business strain.

First quarter 2011 individual life sales were down 25% over the same period last year, primarily due to lower sales in India as a result of the industry-wide regulatory changes to unit-linked products effective from September 2010. Sales in Indonesia and the Philippines were up 39% and 12%, respectively, from enhanced distribution capabilities and product expansion.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	7

Corporate

Corporate includes the results of our U.K. operations (“SLF U.K.”) and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. For periods prior to the first quarter of 2011, Corporate Support includes results from our life reinsurance operations that were sold on December 31, 2010.

	Quarterly results
($ millions)	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
Operating net income(1) (loss)
SLF U.K.	43	(26)	42	104	57
Corporate Support	(107)	(49)	6	(24)	(29)
Total operating net income	(64)	(75)	48	80	28
Common shareholders’ net income	(64)	(75)	48	80	28
(1)	There have been no items that have given rise to differences between reported and operating net income in the past five quarters.

Q1 2011 vs. Q1 2010

The Corporate segment reported a net loss of $64 million in the first quarter of 2011, compared to net income of $28 million in the first quarter of 2010.

SLF U.K. reported net income of $43 million in the first quarter of 2011, compared to net income of $57 million in the first quarter of 2010. SLF U.K.’s results in the first quarter of 2011 reflect the favourable impact of model refinements on the valuation of policy liabilities. Net income in the first quarter of 2010 reflected favourable investment experience.

Corporate Support reported a loss of $107 million in the first quarter of 2011, compared to a loss of $29 million one year earlier. Results in the first quarter of 2011 reflect the net cost of reinsurance for the insured business in SLF Canada’s Group Benefits operations announced in the fourth quarter of 2010, and foreign exchange losses related to the termination of a net investment hedging relationship. Results in the first quarter of 2010 included favourable investment experience and the earnings from the life reinsurance business that was sold in the fourth quarter of 2010.

Additional Financial Disclosure

Revenue

Under IFRS, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on available-for-sale (“AFS”) assets and changes in the value of derivative instruments and assets designated as fair value through profit and loss (“FVTPL”); and (iii) fee income received for services provided. Under IFRS, deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenues. As a result, revenue does not fully represent sales taking place during the respective periods.

Net investment income can experience volatility arising from quarterly fluctuation in the value of FVTPL assets. The debt and equity securities which support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in the Consolidated Statements of Operations. Changes in the fair values of assets supporting insurance contract liabilities are largely offset by a corresponding movement of the liabilities. We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairment or default, the asset cash flows used in the valuation of the liabilities are also re-assessed. Additional information concerning our accounting policies is provided in our annual and interim Consolidated Financial Statements.

8	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues ($ millions)

	Quarterly results
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10
SLF Canada	1,587	2,461	3,516	2,578	2,752
SLF U.S.	1,908	1,091	2,460	2,763	2,254
MFS	388	387	368	348	346
SLF Asia	254	229	619	362	361
Corporate (net of consolidation adjustments)	66	103	708	614	481
Total as reported	4,203	4,271	7,671	6,665	6,194
Impact of currency and changes in the fair value of FVTPL assets and derivative instruments	(383)	(1,502)	2,241	1,120	793
Total adjusted revenue	4,586	5,773	5,430	5,545	5,401

Revenues for the first quarter of 2011 were $4.2 billion, compared to $6.2 billion in the first quarter of 2010. The decrease of $2.0 billion included a reduction of $141 million from the strengthening of the Canadian dollar relative to average exchange rates in the first quarter of 2010. Other impacts on revenue, which exclude the impact of currency, included:

(i)	a decrease in net investment income of $1.0 billion. This was mainly driven by net losses of $242 million on changes in the fair value of FVTPL assets and liabilities and non-hedging derivatives, as compared to gains of $793 million in the first quarter of 2010; and
(ii)	a decrease in net premium revenues of $955 million primarily due to a decrease of $826 million associated with the reinsurance of the insured business in SLF Canada’s Group Benefits operations, (the impact of which was offset in recovered claims and benefits) and $123 million from the sale of our reinsurance business in the fourth quarter of 2010; partially offset by
(iii)	an increase of $120 million in fee income, largely from MFS and SLF U.S. due to higher asset levels resulting in higher fee income.

Income Taxes

During the first quarter of 2011, we recorded an income tax expense of $58 million on income before taxes and non-controlling interest of $527 million, resulting in an effective tax rate of 11.0%. This compares to an income tax expense of $102 million in the first quarter of 2010 on income before taxes and non-controlling interest of $535 million and an effective tax rate of 19.1%.

Our effective tax rate is generally below the statutory income tax rate of 28% (30.5% in 2010) due to a sustainable stream of tax benefits, such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items.

In addition, our income tax expense in the first quarter of 2011 benefited from lower taxes on investment income, particularly related to appreciation of real estate classified as investment properties in Canada. The fair value gains over original cost on real estate are considered capital in nature and subject to tax at lower income tax rates in Canada. As a result of the appreciation of real estate, our income tax provision in the quarter included a tax benefit of $28 million, reducing our overall effective tax rate for the quarter to 11%.

Tax expense in the first quarter of 2010 was below the statutory income tax rate of 30.5% as a result of the expected tax benefits recorded in the quarter, such as lower tax rates applied to income in foreign jurisdictions and lower taxes on investment income, resulting in the effective tax rate of 19.1%.

Assets Under Management (AUM)

AUM were $469.4 billion as at March 31, 2011, compared to $464.7 billion as at December 31, 2010, and $435.4 billion as at March 31, 2010. The increase of $4.6 billion between December 31, 2010, and March 31, 2011 resulted primarily from:

(i)	positive market movements of $10.1 billion;
(ii)	net sales of mutual, managed and segregated funds of $2.9 billion; and
(iii)	business growth of $1.6 billion primarily in the insurance and wealth business; partially offset by
(iv)	a decrease of $9.2 billion from the strengthening of the Canadian dollar against foreign currencies compared to the prior period exchange rates; and
(v)	a decrease of $694 million from the sale of our life reinsurance business in the fourth quarter of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	9

AUM increased $34.0 billion between March 31, 2010 and March 31, 2011. The increase in AUM related primarily to:

(i)	favourable market movements of mutual, managed and segregated funds totalling $32.1 billion;
(ii)	net sales of mutual, managed and segregated funds of $13.8 billion;
(iii)	an increase of $2.4 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	business growth of $2.7 billion; partially offset by
(v)	a decrease of $15.5 billion due to the strengthening of the Canadian dollar against foreign currencies; and
(vi)	a decrease of $1.5 billion from the sale of our life reinsurance business in the fourth quarter of 2010.

Changes in the Balance Sheet and Shareholders’ Equity

Total general fund assets were $121.0 billion as at March 31, 2011, compared to $120.8 billion a year earlier and $122.3 billion at December 31, 2010. The decrease in general fund assets from December 31, 2010, was primarily the result of a reduction of $2.2 billion due to the strengthening of the Canadian dollar against foreign currencies, a reduction of $694 million from the sale of our life reinsurance business in the fourth quarter of 2010, partially offset by business growth of $1.6 billion.

Insurance contract liabilities (excluding other policy liabilities and assets) of $81.7 billion as at March 31, 2011 decreased by $1.0 billion compared to December 31, 2010 mainly due to the impact of exchange rates and changes in balances on in-force policies, partially offset by an increase arising from new policies.

Shareholders’ equity, including preferred share capital, was $16.1 billion as at March 31, 2011, compared to $16.0 billion as at December 31, 2010. The $0.1 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $462 million, before preferred share dividends of $24 million; and
(ii)	proceeds of $69 million from the issuance of common share issues through the Canadian dividend Reinvestment Plan; and $43 million from stock-based compensation; partially offset by
(iii)	a net decrease in unrealized gains (losses) on available-for-sale assets in other comprehensive income (OCI) of $35 million;
(iv)	a decrease of $195 million from the strengthening of the Canadian dollar relative to foreign currencies; and
(v)	common share dividend payments of $209 million.

As at May 2, 2011, Sun Life Financial had 578.2 million common shares and 82.2 million preferred shares outstanding.

Cash Flows

	Quarterly Results
($ millions)	Q1’11	Q1’10
Cash and cash equivalents, beginning of period	3,401	5,925
Cash flows provided by (used in):
Operating activities	532	(990)
Investing activities	(32)	(81)
Financing activities	(177)	(227)
Changes due to fluctuations in exchange rates	(51)	(93)
Increase in cash and cash equivalents	272	(1,391)
Cash and cash equivalents, end of period	3,673	4,534
Short-term securities, end of period	4,640	6,013
Net cash, cash equivalents and short-term securities	8,313	10,547

Net cash, cash equivalents and short-term securities were $8.3 billion as at the end of the first quarter of 2011, compared to $10.5 billion at the end of the first quarter of 2010. Cash generated by operating activities was $1.5 billion higher in the first quarter of 2011 than the same period one year ago, primarily due to timing of investment transactions. The decrease of $50 million in cash flow for financing activities from a year ago was largely driven by the issuance of common shares on exercise of stock options. Cash used in investing activities was $32 million, compared to $81 million in the first quarter of 2010. The fluctuation of the Canadian dollar compared to foreign currencies decreased the cash balance by $51 million in the first quarter of 2011, compared to a decrease of $93 million in the comparable period a year ago.

10	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

Historical financial results

	IFRS					Canadian GAAP
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09
Operating net income (loss) ($ millions)	472	485	403	155	434	296	(140)	591
Reported net income (loss) ($ millions)	438	504	416	72	414	296	(140)	591
Basic operating EPS ($)	0.82	0.85	0.71	0.27	0.77	0.53	(0.25)	1.06
Basic reported EPS ($)	0.76	0.88	0.73	0.13	0.73	0.53	(0.25)	1.06
Diluted operating EPS ($)	0.79	0.81	0.68	0.27	0.74	0.52	(0.25)	1.05
Diluted reported EPS ($)	0.73	0.84	0.70	0.13	0.70	0.52	(0.25)	1.05
Total revenue ($ millions)	4,203	4,271	7,671	6,665	6,194	4,993	8,831	8,720
Total AUM ($ billions)	469	465	455	435	435	433	412	397

Fourth Quarter 2010

Operating net income(3) attributable of $485 million for the quarter ended December 31, 2010, was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010

Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions, and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

Second Quarter 2010

Operating net income of $155 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First Quarter 2010

Operating net income of $434 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. Our acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in our U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

Fourth Quarter 2009 (Canadian GAAP)

Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on our investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Third Quarter 2009 (Canadian GAAP)

The loss of $140 million for the third quarter of 2009 was largely as a result of the implementation of equity- and interest rate-related actuarial assumption updates of $513 million and reserve increases of $194 million for downgrades on our investment portfolio, partially offset by reserve releases of $161 million as a result of favourable equity markets.

(3)

Operating net income excludes the impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based payment awards at MFS. In the fourth, third, second and first quarters of 2010 these adjustments amounted to $19 million, $15 million, $(85) million and $(20) million.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	11

Second Quarter 2009 (Canadian GAAP)

Net income of $591 million in the second quarter of 2009 was favourably impacted by reserve releases as a result of higher equity markets, increased interest rates and the positive impact of narrowing credit spreads. Strong results from improvements in capital markets in the quarter were partially offset by increased reserves for downgrades on our investment portfolio, changes in asset default assumptions in anticipation of future credit-related losses, and credit impairments.

Investments

We had total general fund invested assets of $107.5 billion as at March 31, 2011. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities and mortgages. Our portfolio composition is conservative, with 86% of the general fund in cash and fixed income investments. Equity securities and investment properties each comprised 4% of the portfolio. The remaining 6% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table shows the composition of our invested assets.

	March 31, 2011		December 31, 2010
($ millions)	Carrying value	% of carrying value	Carrying value	% of carrying value
Cash, cash equivalents and short-term securities	8,376	7.8%	8,462	7.8%
Debt securities – FVTPL	47,071	43.8%	47,982	44.0%
Debt securities – AFS	10,986	10.2%	10,631	9.8%
Equity securities – FVTPL	3,894	3.6%	4,449	4.1%
Equity securities – AFS	793	0.7%	782	0.7%
Mortgages and loans	25,856	24.1%	26,034	23.9%
Derivative assets	1,282	1.2%	1,648	1.5%
Policy loans	3,246	3.0%	3,277	3.0%
Investment properties	4,744	4.4%	4,544	4.2%
Other invested assets	1,240	1.2%	1,185	1.1%
Total invested assets	107,488	100%	108,994	100%

Debt Securities(4)

As at March 31, 2011, we held $58.1 billion of debt securities, which constituted 54% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 69% of the total portfolio as at March 31, 2011, which is unchanged from December 31, 2010. Debt securities rated “BBB” or higher represented 96% of total debt securities as at March 31, 2011, also unchanged from December 31, 2010.

Included in the $58.1 billion of debt securities were $6.8 billion of non-public debt securities, which constituted 12% of our overall debt securities, compared with $6.7 billion, or 11%, as at December 31, 2010. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 67% of our total debt securities as at March 31, 2011, compared to 68% as at December 31, 2010. Total government issued or guaranteed debt securities as at March 31, 2011, were $19.0 billion, compared to $18.8 billion as at December 31, 2010. We have an immaterial amount of direct exposure to eurozone sovereign credits.

Our gross unrealized losses as at March 31, 2011, for FVTPL and AFS debt securities were $1.0 billion and $0.1 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. The gross unrealized losses decreased due to the narrowing of credit spreads partially offset by increases in interest rates.

Our debt securities as at March 31, 2011, included $12.1 billion in the financial sector, representing approximately 21% of the debt securities portfolio, or 11% of our total invested assets. This compares to $12.4 billion, or 21% of the debt securities portfolio as at December 31, 2010.

(4)

Debt securities of $6.8 billion, which were classified as held-for-trading or available-for-sale under Canadian GAAP, have been reclassified as loans under IFRS as these debt instruments are not quoted in an active market.

12	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset-backed securities

Our debt securities as at March 31, 2011, included $4.1 billion of asset-backed securities reported at fair value, representing approximately 7% of the debt securities portfolio, or 4% of our total invested assets. This was unchanged from the level reported as at December 31, 2010. Previously established reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio during the quarter.

Asset-backed securities ($ millions)

	March 31, 2011			December 31, 2010
	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,830	1,840	84.0%	1,902	1,848	87.3%
Residential mortgage-backed securities
Agency	609	636	100.0%	654	685	100.0%
Non-agency	928	709	63.1%	1,000	730	65.4%
Collateralized debt obligations	133	117	20.4%	141	109	24.2%
Other(1)	886	786	82.8%	873	761	83.0%
Total	4,386	4,088	80.8%	4,570	4,133	83.1%
(1)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A and other asset-backed securities.

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. In addition, our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

Further write-downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes are taking longer than expected, caused by the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at March 31, 2011, we had indirect exposure to residential sub-prime and Alternative-A (“Alt-A”) loans of $126 million and $107 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 89% either were issued before 2006 or have an “AAA” rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and loans

As at March 31, 2011, we had a total of $25.9 billion in mortgages and loans. Our mortgage portfolio of $13.0 billion consists almost entirely of first mortgages.

Mortgages and loans by geography ($ millions)

	March 31, 2011			December 31, 2010
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,316	9,040	16,356	7,439	8,902	16,341
United States	5,647	2,440	8,087	5,815	2,458	8,273
United Kingdom	43	211	254	48	183	231
Other	–	1,159	1,159	–	1,189	1,189
Total	13,006	12,850	25,856	13,302	12,732	26,034

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	13

In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized ‘core’ properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates continue to decline for quality properties that are both well located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in an increase in defaults and problem loans. These troubled loans have become more widespread across property types and geographic locations.

The distribution of mortgages and loans by credit quality as at March 31, 2011, and December 31, 2010, is shown in the following tables. As at March 31, 2011, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $12.8 billion, spread across approximately 3,800 loans, consistent with the December 31, 2010 levels. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2010. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired ($ millions)

	March 31, 2011
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,560	12,784	25,344	–		–	–
Past due:
Past due less than 90 days	30	–	30	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	616	119	735	200	(1)	53	253
Total	13,206	12,903	26,109	200		53	253
(1)	Includes $74 million of sectoral provisions

	December 31, 2010
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,824	12,667	25,491	–		–	–
Past due:
Past due less than 90 days	73	–	73	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	599	136	735	194	(2)	71	265
Total	13,496	12,803	26,299	194		71	265
(2)	Includes $76 million of sectoral provisions

Impaired mortgages and loans, net of allowances for losses, amounted to $482 million as at March 31, 2011, $12 million higher than the December 31, 2010 level. The gross carrying value of impaired mortgages rose by $17 million to $616 million as at March 31, 2011. Approximately 89% of the impaired mortgage loans are in the United States.

In addition to allowances reflected in the carrying value of mortgages and loans, we have provided $2.8 billion for possible future asset defaults over the lifetime of our insurance contract liabilities as at March 31, 2011, which decreased slightly from our December 31, 2010 level of $2.9 billion primarily as a result of the appreciation of the Canadian dollar. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $2.8 billion for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

14	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative financial instruments

The values of our derivative instruments are shown in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

	March 31, 2011	December 31, 2010
Net fair value	648	930
Total notional amount	42,125	43,814
Credit equivalent amount	1,132	1,238
Risk-weighted credit equivalent amount	8	9

The total notional amount decreased to $42 billion as at March 31, 2011, from $44 billion at the end of 2010, primarily due to a decrease in interest rate and foreign exchange contracts partially offset by an increase in equity contracts. The net fair value decreased to $648 million as at March 31, 2011, from the 2010 year-end amount of $930 million. The change was primarily due to the termination of some contracts that were in a gain position at December 31, 2010.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Capital Management and Liquidity

We have a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. The capital of our subsidiaries is managed in a manner commensurate with their individual risk profiles.

Sun Life Financial, including all of its business groups, conducts a rigorous capital plan annually where capital deployment options, fundraising alternatives and dividend policies are presented to the Board. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of the capital reviews are presented to the Board on a quarterly basis.

Sun Life Assurance, the Company’s principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions Canada (“OSFI”). The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Sun Life Assurance’s MCCSR ratio as at March 31, 2011, was 229%, well in excess of minimum regulatory levels. Sun Life Assurance’s MCCSR ratio in the first quarter of 2011 was favourably impacted by net income, less dividends, generated during the quarter and capital market movements, partially offset by the impact of OSFI’s new guidance for increased segregated fund capital requirements on new business issued, effective January 1, 2011.

Under OSFI’s IFRS transition guidance, companies can elect to phase-in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 million to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans. The initial impact of the conversion to IFRS in the first quarter of 2011 was immaterial and over the two-year period MCCSR is expected to decrease by approximately 5% as a result of the conversion to IFRS.

We manage our capital on both a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates.

Our risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. We maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. We also actively manage and monitor the matching of our asset positions against our commitments, together with the diversification and credit quality of our investments against established targets.

Our primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	15

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies, as well as financial strength ratings. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2010 AIF under the heading Security Ratings.

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of an organization. Each rating agency has developed its own methodology for the assessment and subsequent rating of life insurance companies. The following table summarizes the financial strength ratings/claims paying ability for the two main operating subsidiaries of SLF Inc. as at March 31, 2011.

	Standard & Poor’s	Moody’s	AM Best	DBRS
Sun Life Assurance Company of Canada	AA-	Aa3	A+	IC-1
Sun Life Assurance Company of Canada (U.S.)	AA-	Aa3	A+

On April 15, 2011 Standard & Poor’s affirmed the ratings of the operating subsidiaries of Sun Life Financial. All of the rating agencies listed in the table above have a stable outlook on the financial strength ratings of the operating companies above, with the exception of Moody’s which has a negative outlook on Sun Life (U.S.).

Enterprise Risk Management

The shaded text and table in the following section of this MD&A represents our disclosure on market risks in accordance with IFRS 7, Financial Instruments – Disclosures. Therefore, the shaded text and table represents an integral part of our unaudited interim Consolidated Financial Statements for the quarter ended March 31, 2011.

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

16	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements. The following table sets out the estimated immediate impact or sensitivity of the Company’s net income and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2011.

Interest rate and equity market sensitivities

as at March 31, 2011
Changes in interest rates(1)	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)	MCCSR(4)
1% increase	50 to 150	(300) to (400)	Up to 8 percentage points increase
1% decrease	(150) to (250)	325 to 425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	25 to 75	25 to 75	Up to 5 percentage points increase
10% decrease	(125) to (175)	(25) to (75)	Up to 5 percentage points decrease

25% increase	50 to 150	100 to 200	Up to 5 percentage points change
25% decrease	(500) to (600)	(100) to (200)	Up to 8 percentage points decrease

as at December 31, 2010
Changes in interest rates(1)	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)	MCCSR(4)
1% increase	50 to 150	(300) to (400)	Up to 8 percentage points increase
1% decrease	(150) to (250)	325 to 425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	25 to 75	25 to 75	Up to 5 percentage points increase
10% decrease	(125) to (175)	(25) to (75)	Up to 5 percentage points decrease

25% increase	50 to 150	100 to 200	Up to 5 percentage points increase
25% decrease	(475) to (575)	(100) to (200)	Up to 10 percentage points decrease

(1)  Represents a 1% parallel shift in assumed interest rates across the entire yield curve as at March 31, 2011 and December 31, 2010, respectively. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.

(2)  Represents the change across all equity markets as at March 31, 2011 and December 31, 2010, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

(3)  The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at March 31, 2011 and December 31, 2010, respectively, and include new business added and product changes implemented in the respective periods.

(4)

The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at March 31, 2011 and December 31, 2010, respectively. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life Assurance.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	17

Variable annuity and segregated fund guarantees

Approximately 80% to 90% of our sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

	March 31, 2011
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,853	230	11,448	44
SLF U.S.	24,374	1,793	25,871	84
Run-off reinsurance(4)	3,101	594	2,539	369
Total	40,328	2,617	39,858	497

	December 31, 2010
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,494	300	11,347	116
SLF U.S.	23,923	2,064	25,697	221
Run-off reinsurance(4)	3,070	642	2,614	403
Total	39,487	3,006	39,658	740
(1)

The “amount at risk” represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the “value of guarantees” is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The “insurance contract liabilities” represent management’s provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.

(4)

The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance which is included in the Corporate business segment.

The movement of the items in the table above from December 31, 2010, to March 31, 2011 was primarily as a result of:

(i)	fund value increased due to favourable equity market movements and new business written in the quarter. This was partially offset by the strengthening of the Canadian dollar against foreign currencies relative to prior period exchange rates.
(ii)	the amount at risk decreased due to favourable equity market movements and the strengthening of the Canadian dollar against foreign currencies relative to prior period exchange rates.
(iii)	the value of guarantees has increased as a result of net sales during the first quarter and the associated increase in fund values, partially offset by the impact of the strengthening of the Canadian dollar relative to the prior period.
(iv)	insurance contract liabilities decreased due to favourable equity market movements.

The ultimate cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Variable annuity and segregated fund equity hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing our exposure to this particular class of equity market risk. As at March 31, 2011, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces our net income sensitivity to equity market declines from variable annuity and segregated fund contracts by approximately 55% to 65%. While a large percentage of contracts are included in the equity hedging program, not all of our equity exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the equity hedging program, we generally hedge the fair value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing segregated fund and variable annuity guarantees. The following table illustrates the impact of our hedging program related to our sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

18	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of variable annuity and segregated fund equity hedging ($ millions)

March 31, 2011
Net income(1)	10% decrease(2)	25% decrease(2)
Before hedging	(350) – (400)	(1,075) – (1,175)
Equity hedging impact	225 – 275	600 – 700
Net of equity hedging	(100) – (150)	(425) – (525)
(1)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2)

Represents the respective change across all equity markets as at March 31, 2011. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the fair value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in fair value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $100 to $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $100 to $150 million.

Equity, Interest Rate and Real Estate Sensitivities – additional cautionary language and key assumptions

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation dates for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on deferred tax assets is not required. Our sensitivities as at December 31, 2010 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking information and MCCSR sensitivities are non-IFRS financial measures. The cautionary language which appears in this section is also applicable to the real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rate, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2011, and December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2011, and December 31, 2010, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks as described in the Risk Factors section in our 2010 Annual Information Form.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	19

These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual earnings and capital impacts will be within the indicated ranges.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our Annual Information Form.

Adoption of International Financial Reporting Standards

In accordance with the requirements of the Canadian Accounting Standards Board, we adopted IFRS as of January 1, 2011. The key impacts related to the adoption of IFRS are discussed below and in our 2010 annual MD&A for the year ended December 31, 2010, and our interim Consolidated Financial Statements for the period ended March 31, 2011. Key policies and adjustments upon adoption of IFRS are discussed in Note 1 (Accounting Policies) and Note 2 (IFRS 1 – First Time Adoption) to our interim Consolidated Financial Statements for the period ended March 31, 2011.

The initial adoption of IFRS will not have a material impact on our operations—the underlying economics and cash flows of our businesses remain unchanged. The International Accounting Standards Board (“IASB”) continues to review and develop a number of accounting standards, including a financial reporting standard that addresses the measurement of insurance contract liabilities, which may have a pronounced impact on our business. Until this standard becomes effective, we will continue to use CALM for the valuation of our insurance contract liabilities.

The accounting treatment of certain items under IFRS may generate results that are different than under Canadian GAAP. For example, changes in the accounting for derivatives, share-based payments, real estate, goodwill impairment and measurement differences on investment contracts may result in differences in our reported results relative to our past experience. In certain circumstances, some of these differences may not reflect our financial performance, and as such we will exclude the following items in the calculation of operating net income:

(i)	the impact of certain hedging relationships in SLF Canada that do not qualify for hedge accounting;
(ii)	fair value adjustments on share-based payment awards at MFS; and
(iii)	other items that are non-operational or ongoing in nature.

Significant Accounting Policy Choices under IFRS

This section includes a discussion of the impact of significant accounting policy choices and the selection of IFRS 1 elections and exemptions.

IFRS 1 Optional Exemptions

IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. Where the information for retrospective application of a standard was not readily available, impractical or is cost prohibitive, we elected to take the following optional exemptions available under IFRS 1 at January 1, 2010 (“Transition Date”):

(i)	The option to reset all cumulative foreign currency translation differences recorded in accumulated other comprehensive income to zero through retained earnings.
(ii)	The option to recognize all cumulative unrecognized actuarial gains and losses on defined benefit pension plans under Canadian GAAP. The cumulative amount of actuarial losses recorded on our defined benefit pension plans and other benefits plans has been recognized in retained earnings.
(iii)	The option not to restate the accounting for business combinations or acquisitions made prior to the Transition Date. As a result no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS.

Impairment of Goodwill

Under IFRS, goodwill is assessed for impairment at a more granular level than under Canadian GAAP. The more granular units under IFRS are referred to as cash generating units (“CGUs”), which are the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Business segments such as SLF Canada and SLF U.S. now consist of a number of CGUs. Goodwill

20	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

acquired on prior business combinations has been allocated to the CGU’s expected to benefit from the combination at the time of the acquisition.

As a result of the goodwill changes under IFRS, we have recorded a goodwill impairment charge to opening equity which relates to substantially all of the goodwill recorded on the acquisition of Keyport Life Insurance Company in the United States in 2001 ($1.1 billion) allocated to the Fixed Annuity CGU within SLF U.S. and a portion of the goodwill recorded on the acquisition of Clarica Life Insurance Company in Canada in 2002 ($0.6 billion) allocated to the Individual business in SLF Canada. This impairment charge reflects the application of IFRS standards based on the environment at the Transition Date.

Remeasurement of Assets

Investment properties – under IFRS, properties held predominantly to earn rental income or capital appreciation are classified as investment properties and can be measured using either the fair value or cost model. We have chosen to measure these properties using the fair value model at each reporting period with the change reported in income. Realized gains or losses are recorded in income at the time of sale.

Property and equipment – properties with significant owner occupancy are classified as property and equipment under IFRS and can be measured using the cost model or revaluation model. We have chosen to measure these properties using the cost model, which measures the property at cost less accumulated depreciation. Realized gains or losses are recorded in income at the time of sale.

Deferred net realized gains – under Canadian GAAP, net realized gains on our real estate portfolio were deferred and amortized into income. Upon transition to IFRS, the unamortized balance of realized gains or losses under Canadian GAAP was reversed to opening equity. In periods subsequent to our Transition Date, gains on the sale of properties are recorded immediately into net income.

Private debt instruments – private debt instruments not quoted in an active market are considered loans and receivables and are recorded at amortized cost under IFRS. These debt instruments appear as Mortgages and loans on our Consolidated Balance Sheet.

Limited partnerships and private equities – under IFRS the measurement of these investments has changed to fair value, where the fair value can be reliably measured. For those investments where fair value cannot be reliably measured, they continue to be measured at cost.

In reporting periods after the Transition Date, the change in investment income on these invested assets and property and equipment will consist of rental income, depreciation expense, mark-to-market gains or losses and realized gains or losses. This change in income will be substantially offset by the change in insurance contract liabilities where the assets support those liabilities.

Consolidation

We have changed our accounting and measurement for certain investments in joint ventures and special purpose entities under IFRS. Under Canadian GAAP, our investments in joint ventures were reported using the proportionate consolidation method. Under IFRS we have chosen to account for these investments using the equity method. In addition, under IFRS, we are required to consolidate certain special purpose entities (“SPEs”) where we have a controlling interest, based on the substance of the relationship between the Company and the SPE. These include collateralized mortgage obligations, collateralized debt obligations and synthetic collateralized debt obligations, which have been recorded as assets on the balance sheet, with an offsetting liability. We have also consolidated the innovative capital instruments, SLEECS, which were issued through Sun Life Capital Trust.

Reclassification

Reinsurance assets and insurance contracts – Canadian GAAP allowed reinsurance assets, representing the portion of the insurance contract liabilities covered by reinsurance arrangements, to be netted against actuarial and other policy liabilities. Under IFRS, this netting is not permitted, resulting in the establishment of a reinsurance asset and an increase in the insurance contract liability.

Under Canadian GAAP, investments for account of segregated fund holders, and liabilities for insurance contracts and investment contracts for account of segregated fund holders were required to be reported separately from the general fund assets and liabilities of the Company. IFRS requires these balances be included in total assets and total liabilities. Segregated fund liabilities that are classified as investment contracts are presented separately from insurance contract liabilities.

Share-based Compensation

Share-based payment awards issued by MFS that are based on their own shares are required to be accounted for as cash settled share-based payment awards under IFRS 2, Share-based Payments. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because MFS has a

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	21

practice of purchasing the issued shares from employees after a specified holding period. The liabilities are measured at fair value at each reporting period until they are vested, exercised and repurchased by MFS.

Canadian GAAP provided a comparable compensation expense between reporting periods because the expense was fixed at the date grants were made. The expense under IFRS will vary with the change in fair value, if any, of the share-based awards and underlying shares, thereby increasing net income volatility. The movement in fair value of both the underlying shares and the share-based payment awards at MFS are influenced by a number of factors including the number of share-based awards outstanding, the financial performance of MFS and changes in option values of MFS shares as determined by a Black-Scholes option-pricing model. Based on the number of awards granted, exercised and vested, as well as an appreciation of MFS shares of 4% per quarter, the additional compensation expense that would be recorded under IFRS would be approximately $20 – $25 million per quarter.

Remeasurement of Investment Contracts

More than 90% of the Canadian GAAP insurance liabilities retained their classification as insurance contracts under IFRS. A significant proportion of our general fund investment contract balance under IFRS at the Transition Date of January 1, 2010, relates to the following series of medium-term notes (“MTNs”):

MTN Series	Maturity	Status as at December 31, 2010	Amount (US$ millions)
Series 1	July 6, 2010	Redeemed	900
Series 2	July 6, 2011	Outstanding	900
Series 3	October 6, 2013	Outstanding	900

Under IFRS, these liabilities classified as investment contracts are no longer valued using CALM. Instead, both the liabilities and the supporting assets on these contracts are fair valued, with the difference between the asset and liability movement reflected in net income. Until the MTNs mature in 2013, we may experience quarterly earnings volatility as the fair value of the assets and the fair value of the liabilities in a particular reporting period may not fully offset. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Derivatives and Hedge Accounting

Certain hedging strategies accounted for using hedge accounting under Canadian GAAP do not qualify for hedge accounting under IFRS. For example, we use cross-currency swaps to hedge the foreign currency exposure related to a portion of SLF Canada surplus assets held in U.S. dollar denominated bonds. Under IFRS, a divergence in movement between Canadian and U.S. swap curves will result in income volatility. A parallel increase/(decrease) of 25 basis points in the differential between the Canadian and U.S. swap curve will result in a negative/(positive) earnings impact of approximately $30 million, based on the current size of the investment portfolio and the related cross-currency swaps. While we will not apply hedge accounting under IFRS on this portfolio, the investment strategy and the related hedges continue to be economically viable. This potential volatility could result in a favourable or unfavourable impact on net income in a reporting period.

Earnings per Share

Certain innovative Tier 1 instruments issued by the Company (SLEECS Series A and SLEECS Series B) contain features which enable the holders to convert their securities into preferred shares of Sun Life Assurance. Following this conversion, we have the option to settle the preferred shares with cash prior to the conversion to common shares of SLF Inc. Under Canadian GAAP, the potential for dilution was evaluated based on our past experience and expectation that these securities would be settled in cash rather than shares. Under IFRS, diluted EPS must be based on the presumption that these innovative Tier 1 instruments will result in the ultimate issuance of SLF Inc. common shares. The level of dilution to EPS is dependent on the Company’s earnings and share price and the number of convertible instruments outstanding. If these instruments were converted into preferred shares of Sun Life Assurance, 46 million preferred shares of Sun Life Assurance valued at $25 per share would be issued, and these preferred shares would be convertible into Sun Life Financial common shares based on trading price at that time. If the SLEECS Series A are redeemed at their first par call date in 2011, the number of Sun Life Assurance preferred shares issued, if converted, would be reduced to 8 million. Based on a level of earnings consistent with the full year 2010 earnings and a SLF Inc. common share price of $30, the dilution impact on full year EPS, in a year where both SLEECS A and B are outstanding, would be $0.10 per share. If the SLEECS Series A are redeemed, the full year dilution would be reduced to $0.02 per share.

In addition, the diluted EPS under IFRS excludes the impact of stock-based compensation equity awards of MFS, which are accounted for as cash-settled liabilities under IFRS. These awards resulted in an adjustment to the net income that was used in the diluted EPS calculation under Canadian GAAP.

Future Accounting Standards

On July 30, 2010, the IASB issued an exposure draft for comment, which sets out recognition, measurement and disclosure principles for insurance contracts. The exposure draft under IFRS, as currently drafted, proposes that

22	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

liabilities be discounted at a rate that is independent of the assets used to support those liabilities. This is in contrast to rules under CALM, where changes in the measurement of assets supporting actuarial liabilities are largely offset by a corresponding change in the measurement of the liabilities.

We have reviewed the exposure draft and submitted a response to the IASB on November 30, 2010. A number of Canadian industry members, groups and associations along with professional services firms also submitted responses to the IASB on this exposure draft. While the IASB continues to deliberate on the issues identified in the responses, we do not expect the final standard to be issued until later in 2011. It is expected that measurement changes on insurance contracts, if implemented as drafted, will result in fundamental differences relative to CALM and will likely have a significant impact on our business activities. In addition, the IASB has a project on accounting for financial instruments, with changes to classification, measurement, impairment and hedging. It is expected the mandatory implementation of both these standards will be no earlier than 2013.

The IASB continues to make changes to other IFRSs and has a number of ongoing projects. We continue to monitor all of the IASB projects that are in progress to ensure timely implementation and accounting.

Reconciliation of Q1 2010 Net Income from Canadian GAAP to IFRS

The following table reconciles our net income on a Canadian GAAP basis to IFRS, with adjustments broken down into three categories: (i) reclassifications, which result in intra-line volatility but have no impact on our total net income; (ii) mandatory policy changes, which were required upon transition to IFRS; and (iii) policy choices and optional exemptions taken by the Company. Our Canadian GAAP Statement of Operations has been revised to conform with the presentation under IFRS in order to facilitate the comparison.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	23

Consolidated Statement of Operations

		IFRS adjustments
($ millions)	Canadian GAAP	Reclassifications	Mandatory policy changes(1)	Policy choices and exemptions	IFRS
Revenue
Premiums
Gross	3,415	328	72	–	3,815
Less: Ceded	–	(342)	–	–	(342)
Net	3,415	(14)	72	–	3,473

Investment income
Interest and other investment income	1,267	–	(91)	(10)	1,166
Changes in FVTPL assets and liabilities	589	–	227	(23)	793
Net gains (losses) on AFS assets	43	–	(14)	–	29
Net investment income (loss)	1,899	–	122	(33)	1,988
Fee income	741	1	(9)	–	733
Total revenue	6,055	(13)	185	(33)	6,194

Benefits and expenses
Gross claims and benefits paid	3,043	223	118	–	3,384
Increase (decrease) in insurance contract liabilities	857	66	(4)	(50)	869
Change in reinsurance assets	–	(70)	–	–	(70)
Increase (decrease) in investment contract liabilities	–	–	52	–	52
Reinsurance expenses (recoveries)	–	(257)	–	–	(257)
Commissions	410	12	(1)	–	421
Net transfers to (from) segregated funds	245	–	–	–	245
Operating expenses	825	9	3	3	840
Premium taxes	53	4	–	–	57
Interest expense	110	–	8	–	118
Total benefits and expenses	5,543	(13)	176	(47)	5,659

Income (loss) before income taxes	512	–	9	14	535
Less: Income taxes expense (benefit)	81	–	15	6	102
Total net income (loss)	431	–	(6)	8	433
Less: net income (loss) attributable to participating policyholders	(4)	–	(1)	–	(5)
Less: net income (loss) attributable to non-controlling interests	5	–	(2)	–	3
Shareholders’ net income (loss)	430	–	(3)	8	435
Less: Preferred shareholders’ dividends	21	–	–	–	21
Common shareholders’ net income (loss)	409	–	(3)	8	414
(1)	Includes the impact of changes in accounting for the consolidation of SPEs and deconsolidation of joint ventures.

Summary of Revenue Impacts

Reclassifications

•	Premium revenue is reported on a gross and ceded basis under IFRS. Previously, under Canadian GAAP, premiums ceded to reinsurers were netted against the gross amount and reported as Premium income.

24	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Mandatory Policy Changes

•

Classification of certain contracts as insurance or investment contracts under IFRS creates some differences in premium revenue as premiums on investment contracts are not recognized in income under IFRS. Remeasurement differences are largely offset by Increase (decrease) in investment contract liabilities.

•

Changes in foreign exchange on AFS debt securities denominated in U.S. dollars in SLF Canada are now included in Interest and other investment income under IFRS. These changes were previously recorded in OCI under Canadian GAAP.

•	Private fixed income assets are measured at amortized cost under IFRS rather than fair value, and are therefore not reflected in Changes in FVTPL assets and liabilities.
•

Change in fair value of certain derivatives held in SLF Canada that do not qualify for hedge accounting and measurement differences on assets supporting investment contracts are reflected in Changes in FVTPL assets and liabilities under IFRS.

Policy Choices and Exemptions

•	Real estate classified as investment properties is measured at fair value and changes in fair value are reflected in Changes in FVTPL assets and liabilities under IFRS.

Summary of Impact on Benefits and Expenses

Reclassifications

•

Gross claims and benefits paid, commissions and reinsurance expenses (recoveries) are recorded separately under IFRS. Previously, under Canadian GAAP, claims and benefits paid and commissions were presented net of reinsurance ceded.

•	Change in reinsurance assets reflects the change in the ceded portion of insurance contract liabilities and is reclassified from the gross balance.

Mandatory Policy Changes

•

Classification of certain contracts as insurance or investment contracts creates differences in Gross claims and benefits paid as payments made to investment contract holders are no longer recorded in income under IFRS.

•

Operating expenses includes changes in fair value of the MFS share-based payments awards that are accounted for as liabilities under IFRS, resulting in a different expense than was recognized under Canadian GAAP.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period beginning on January 1, 2011, and ended on March 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Use of Non-IFRS Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with IFRS and certain non-IFRS financial measures. Management believes that these non-IFRS financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results and Reports – Year-end Reports.

Management measures the Company’s performance, in part, based on operating net income and financial measures based on operating net income, including operating EPS and operating ROE, which exclude the impact of certain hedges in SLF Canada that do not qualify for hedge accounting under IFRS, fair value adjustments on share-based payment awards at MFS and certain items that are non-operational or ongoing in nature.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	25

The following table sets out the items that have been excluded from our operating net income and provides a reconciliation to our earnings based on IFRS.

Reconciliation of reported earnings to operating net income ($ millions)

	IFRS					Canadian GAAP
	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10	Q4’09	Q3’09	Q2’09
Reported earnings	438	504	416	72	414	296	(140)	591
After-tax gain (loss) on adjustments
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(9)	43	37	(71)	1	–	–	–
Fair value adjustments on share-based payment awards at MFS	(25)	(24)	(24)	(12)	(21)	–	–	–
Operating net income (loss)	472	485	403	155	434	296	(140)	591

Other non-IFRS measures that management uses include:

(i)	financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations;
(ii)	adjusted revenue, which excludes the impact of currency and changes in the fair value of FVTPL assets and liabilities and derivative instruments from total revenue;
(iii)	pre-tax operating profit margin ratios for MFS, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of MFS;
(iv)	assets under management, mutual fund assets, managed fund assets and other AUM; and
(v)	the value of new business, which is used to measure the lifetime profitability of new sales and is based on actuarial amounts for which there are no comparable amounts under IFRS.

Our market sensitivities are forward-looking non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation for our market sensitivities as they are forward-looking information. It is not possible to provide a reconciliation of those amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

Forward-Looking Information

Certain information in this document, including information relating to Sun Life Financial’s strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information set out in this document under the headings Market Sensitivities and Adoption of International Financial Reporting Standards, that includes words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company’s 2010 AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company’s capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in

26	Sun Life Financial Inc.	First Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2011	27